Anuj Jangra • 1st
The friendly AI evangelist on a mission Sharing the coolest AI tools | Buildin...
4d •

[BREAKING] The next "Google for AI" is doing something no one else will, offering YOU a seat at the table.

Most AI startups are owned by VCs and Silicon Valley elites.

Aivana, Inc. is flipping the script.

They've built the first human-centered AI Marketplace that doesn't just help you discover AI tools - it connects you with AI that's right for you. And for the first time, they're offering ownership to the community first.

This isn't just an investment. It's a chance to be part of building something revolutionary.

📌 Reserve your spot here: https://lnkd.in/gVjUc-qR

Aivana, Inc.'s Founder, Chris Ybarra, says, "We chose a community raise because Aivana, Inc.'s mission is to help everyday people excel with AI. It only makes sense to let our community share in the potential upside. If Aivana wins, we all win. It's that simple."

Disclaimer-https://lnkd.in/gDJH-axG

#AI#startup #communityfundraising #crowdfunding#wefunder#Aivana #aivana.com


aivana
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